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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1 )*

                        Greater Atlantic Financial Corp.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)

                                   391601 10 1
          ------------------------------------------------------------
                                 (CUSIP Number)

                               Terri Weisenburger
               1650 Tysons Boulevard, Suite 620, McLean, VA 22102
                                 (703) 905-9500
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 20, 2002
    ------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13(d)-1(e), 240.13d- 1(f) or 240.13d-1(g), check
the following box |_|.


                                                               SEC 300 (07-98)


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                                 SCHEDULE 13D
CUSIP No.  391601 10 1

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   1   NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                   The Ochsman Children Trust
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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

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   3   SEC USE ONLY
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   4   SOURCE OF FUNDS*

               PF
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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)
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   6   CITIZENSHIP OR PLACE OF ORGANIZATION
                   U.S.A.
--------------------------------------------------------------------------------
                       7   SOLE VOTING POWER
      NUMBER OF
       SHARES              238,597 shares (not including 13,334 shares of common
    BENEFICIALLY           stock subject to the exercise of warrants and 124,521
      OWNED BY             shares of common stock subject to the conversion of
        EACH               convertible preferred securities)
      REPORTING       ----------------------------------------------------------
       PERSON          8   SHARED VOTING POWER
        WITH                   0
                      ----------------------------------------------------------
                       9   SOLE DISPOSITIVE POWER
                           238,597 shares (not including 13,334 shares of common
                           stock subject to the exercise of warrants and 124,521
                           shares of common stock subject to the conversion of
                           convertible preferred securities on or after 60 days
                           from the Date of Event)
                      ----------------------------------------------------------
                       10  SHARED DISPOSITIVE POWER
                              0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       376,452 shares (including 13,334 shares of common stock subject to the exercise of warrants and 124,521 shares of common stock subject to the conversion of convertible preferred securities)
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES        /_/
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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);
                   11.1%
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  14   TYPE OF REPORTING PERSON
                   OO

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Item 1.     SECURITY AND ISSUER.
            --------------------

            No change.

Item 2.     IDENTITY AND BACKGROUND.
            ------------------------

            No change.

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
            --------------------------------------------------

As of the date hereof, The Ochsman Children Trust (the "Reporting Person") owns 238,597 shares of common stock, presently has exercisable warrants to purchase an additional 13,334 shares of common stock and has 124,521 shares of common stock subject to the conversion of convertible preferred securities. The convertible preferred securities were purchased from Greater Atlantic Financial Corp. (the "Issuer") on March 20, 2002 in a subscription rights offering. All of the 238,597 shares of common stock owned by the Reporting Person and 13,334 warrants were purchased in a private sale on November 1, 2000.

The aggregate cost of the common stock owned by the Reporting Person as of the date hereof was approximately $2.0 million. The convertible preferred securities were purchased for $871,390. Except as hereinafter indicated, the funds used by the Reporting Person to purchase the common stock and the convertible preferred securities have been, and it is expected that funds used by him to purchase additional shares of common stock if additional shares are purchased by him (See
Item 4, hereof), will be personal funds of the Reporting Person.

Item 4.     PURPOSE OF TRANSACTION.
            -----------------------

            No change.

Item 5.     INTEREST IN SECURITIES OF THE ISSUER
            ------------------------------------

(a) As of the date hereof, the Reporting Person owns shares of common stock, exercisable warrants and convertible preferred securities to purchase common stock, which constitutes approximately 11.1% of the 3,095,313 shares which he believes to be the total number of shares of common stock presently outstanding plus the number of shares that may be acquired within 60 days by exercise of the warrants and conversion of the convertible preferred securities.

(b) The Reporting Person has sole power to vote and dispose of the common stock owned by him.

(c) Information with respect to all transactions in common stock effected by the Reporting Person during the 60-day period ended March 20, 2002, is set forth as follows:


            The Reporting Person purchased 87,139 convertible preferred securities from the Issuer in a subscription rights offering on March 20, 2002 for $871,390. The convertible preferred securities are convertible into 124,521 shares of common stock.


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Item 6.     CONTRACT ARRANGEMENTS. UNDERSTANDING OR
            ----------------------------------------
            RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
            ------------------------------------------------------

            No change.

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.
            ---------------------------------

            None.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is correct.



Date:  April 8, 2002                            /s/ Terri Weisenburger
                                                ------------------------------
                                                Terri Weisenburger




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